[Letterhead of KPMG LLP]

                         CONSENT OF INDEPENDENT AUDITORS


The Board of Directors
Pioneer Bancorporation:

We consent to the inclusion in the Registration Statement on Form S-4 of Zions Bancoporation of our report dated January 15, 1999, except for Notes 13 and 22 of notes to the consolidated financial statements which are as of May 7, 1999, relating to the consolidated balance sheets of Pioneer Bancorporation and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of earnings, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1998, which report is included herein, and to the reference to our firm under the heading "Experts" in the Prospectus.





/s/KPMG LLP

Los Angeles, California
August 9, 1999